EXHIBIT G
SPRINGER COLLECTIONS, INC.
BUY-SELL AGREEMENT AND BYLAWS

BUY-SELL AGREEMENT OF
SPRINGER COLLECTIONS INC.

LAW OFFICES

VIRTUS LAW, PLLC

7040 LAKELAND AVENUE, SUITE 100
MINNEAPOLIS, MINNESOTA 55428

BUY-SELL AGREEMENT OF
SPRINGER COLLECTIONS INC.

TABLE OF CONTENTS

BUY-SELL AGREEMENT OF
SPRINGER COLLECTIONS INC.

This Buy-Sell Agreement of Springer Collections Inc. (*Agreement*) is made effective October 1, 2019, by Timothy Murray (individually, a *Shareholder* and collectively, the *Shareholders*), and Springer Collections Inc., a Minnesota corporation (*Corporation*). For purposes of this Agreement, the term *Shareholder* or *Shareholders* also includes any other person who becomes or is required to become a party to this Agreement.

The purpose of this Agreement is to set out the terms and restrictions of the different classes of stock of the Corporation, and to ensure the successful and harmonious ownership and management of the Corporation by providing for restrictions with respect to the purchase and sale of a Shareholder's interest in the Corporation.

The parties agree as follows.

ARTICLE ONE
CORPORATION OWNERSHIP

Section 1.01   Stock

At this time, the stock of the Corporation consists of 600,000 shares of Class A Voting Stock, 1,000,000 shares of Class A Common Stock, and 400,000 shares of Class B Preferred Stock. The Shareholders' interests and the total stock outstanding for each shareholder are set forth in Exhibit A.

Section 1.02   After-Acquired Interests

If the stock changes due to distributions paid in stock, stock splits, additional acquisitions or combinations of stock, reclassifications, recapitalizations, mergers, consolidations, or reorganizations, this Agreement applies to all of the resulting equity securities, but not to any resulting debt obligations.

ARTICLE TWO
STOCK TRANSFER RESTRICTIONS

Section 2.01   General Prohibition on Share Transfers

While this Agreement is in effect, no Shareholder has any right to sell, gift, assign, encumber, transfer, or otherwise dispose of his stock except as provided in this Agreement. This provision does not prohibit or restrict the Corporation's right to issue stock in the Corporation.

Section 2.02   Encumbrance Restrictions on Share

A Shareholder may not mortgage, pledge, or otherwise encumber his stock without the prior written consent of Shareholders owning 100% of the outstanding Class A Voting Stock of the Corporation, including the stock that is proposed to be mortgaged, pledged, or otherwise encumbered. Each Shareholder may grant or deny consent. This consent is not an amendment to this Agreement for purposes of Section 15.14.

Section 2.03 Effect of Improper Transfer

Any attempted transfer of stock in violation of this Article and any other transfer restriction set forth in this Agreement is null and void *ab initio*. No such transfer or admission may be recorded on the Corporation's books and the purported transferee or Shareholder in any such transfer will not be treated (and, in the case of a transfer, the purported transferor will continue to be treated) as the owner of such stock for all purposes of this Agreement. If the ownership of stock is in doubt, or if there is reasonable doubt as to who may receive a distribution attributable to stock, the Corporation may accumulate the amounts to be distributed until this issue is finally determined and resolved.

ARTICLE THREE
GENERAL PREFERRED STOCK RULES

Section 3.01 Generally

The Directors are hereby expressly authorized, from time to time, to authorize and issue one or more series of Preferred Shares. Prior to the issuance of each such series, the Board of Directors, by resolution, shall fix the number of shares to be included in each series, and the terms, rights, restrictions and qualifications of the shares of each series. Unless otherwise designated by the Board of Directors, the Preferred Shares shall have a par value of $0.01 per share. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) The designation of the series, which may be by distinguishing number, letter or title.

(b) The dividend rate on the shares of the series, if any, whether any dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series.

(c) The redemption rights, including conditions and the price or prices, if any, for shares of the series.

(d) The terms and amounts of any sinking fund for the purchase or redemption of shares of the series.

(e) The rights of the shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and the relative rights of priority, if any, of payment of shares of the series.

(f) Whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation or other entity, and, if so, the specification of such other class or series of such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates on which such shares shall be convertible and all other terms and conditions upon which such conversion may be made.

(g) Restrictions on the issuance of shares of the same series or of any other class or series.

(h) The voting rights of the holders of shares of the series subject to the limitations contained in this Agreement

(i) Any other relative rights, preferences and limitations on that series.

Subject to the express provisions of any other series of Preferred Shares then outstanding, and notwithstanding any other provision of these Articles of Incorporation, the Board of Directors may

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increase or decrease (but not below the number of shares of such series then outstanding) the number of shares, or alter the designation or classify or reclassify any unissued shares of a particular series of Preferred Shares, by fixing or altering, in one or more respects, from time to time before issuing the shares, the terms, rights, restrictions and qualifications of the shares of any such series of Preferred Shares.

Section 3.02   General Nature of Equity Shares

All Equity Shares shall be personal property entitling the Stockholders only to those rights provided in these Articles of Incorporation, or in the resolution creating any class or series of such shares. The legal ownership of the Corporation Property and the right to conduct the business of the Corporation are vested exclusively in the Directors; the Stockholders shall have no interest therein other than the interest in the Corporation conferred by their Equity Shares and shall have no right to compel any partition, division, dividend or Distribution of the Corporation or any of the Corporation Property. The death of a Stockholder shall not terminate the Corporation or give his legal representative any rights against other Stockholders, the Directors or the Corporation Property, except the right, exercised in accordance with applicable provisions of the Bylaws and Buy-Sell Agreement, to require the Corporation to reflect on its books the change in ownership of the Equity Shares. Holders of Equity Shares shall not have any preemptive or other right to purchase or subscribe for any class of securities of the Corporation which the Corporation may at any time issue or sell.

ARTICLE FOUR
RULES GOVERNING CLASS A VOTING STOCK AND CLASS A COMMON STOCK

Section 4.01   Generally

The shareholders holding Class A Voting Stock and/or Class A Common Stock are generally the founders and key executives of the Corporation. Shareholders holding Class A Voting Stock and/or Class A Common Stock have no rights to participate as an officer, director, or committee member of the Corporation, or in the day to day management of the Corporation except as set forth in the Bylaws, this Agreement, and/or required by law.

Section 4.02   Class A Voting Stock

The shareholders holding Class A Voting Stock collectively hold 60.00% of the voting rights in the Corporation. This voting power will be allocated between the various shareholders holding Class A Voting Stock in accordance with their number of Shares. The total amount of Class A Voting Stock outstanding is 600,000 shares. Class A Voting Stock shareholders have no right to receive dividends (or other financial rights) from the Corporation.

Shareholders holding Class A Voting Stock have the right to vote on decisions that require a Shareholder vote as set forth in the Bylaws, Article 2 and decisions that require shareholder approval under Minnesota law. These items include the following:

- Election of the members of the Board of Directors
- Approval, by majority vote (or a higher vote, if required by law) of the following:
    - Conversion
    - Sale of substantially all of the assets of the Corporation

o Sale of substantially all of the stock of the Corporation

o Merger of the Corporation (except as required otherwise by law)

Section 4.03 Class A Common Stock

Class A Common Stock shareholders have the right to receive dividends and other financial rights from the Corporation. Class A Common Stock shareholders have no voting rights of any kind, unless such shareholder holds other types of stock in the Corporation. Shareholders holding Class A Voting Stock and/or Class A Common Stock have no rights to participate as an officer, director, or committee member of the Corporation, or in the day to day management of the Corporation except as set forth in the Bylaws, this Agreement, and/or required by law.

From and after the date of issuance of any shares of Class A Common Stock, the holders of such shares shall be entitled to receive, out of funds legally available therefor, when and if declared the Board of Directors, dividends at the rate per share selected by the Board of Directors. All holders of Class A Common Stock shall receive the same dividend rate per share. The Board of Directors may not declare dividends on Class A Common Stock unless (1) dividends will be paid to all Class A Common Stock shareholders; and (2) dividends will and can be declared and paid to all Class B Preferred Stock shareholders.

ARTICLE FIVE
RULES GOVERNING CLASS B PREFERRED STOCK

Section 5.01 Generally

The shareholders holding Class B Preferred Stock are generally investors in the business. Shareholders holding Class B Preferred Stock have no rights to participate as an officer, director, or committee member of the Corporation, or in the day to day management of the Corporation except as set forth in the Bylaws, this Agreement, and/or required by law.

Section 5.02 Class B Preferred Stock

The shareholders holding Class B Preferred Stock collectively hold up to 40.00% of the voting rights in the Corporation as well as special financial rights in the Corporation. The Class B Preferred Stock voting power will be allocated between the various shareholders holding Class B Preferred Stock in accordance with their number of Shares to the number of Class B Preferred Stock that may be issued. These voting rights may vary as additional Class B Preferred Stock shareholders are added, but in no event shall voting power of this Class B Preferred Stock be more than 40.00%. By way of example, if 75,000 shares of Class B Preferred Stock have been issued, then the Class B Preferred Stock hold 7.5% of the Voting Rights in the Corporation total. Any voting power not allocated to Class B Preferred Stock under the above will be allocated to the Class A Voting Stock. In the aforementioned example, the Class A Voting Stock would hold 92.5% of the Voting Power.

Shareholders holding Class B Preferred Stock have the right to vote on decisions that require a Shareholder vote as set forth in the Bylaws, Article 2 and decisions that require shareholder approval under Minnesota law. These items include the following:

- Election of the members of the Board of Directors

- Approval, by majority vote (or a higher vote, if required by law) of the following:

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- o Conversion
- o Sale of substantially all of the assets of the Corporation
- o Sale of substantially all of the stock of the Corporation
- o Merger of the Corporation (except as required otherwise by law)

Class B Preferred Stock shareholders also have the right to receive dividends and other financial rights from the Corporation. From and after the date of issuance of any shares of Class B Preferred Stock, the holders of such shares shall be entitled to receive, out of funds legally available therefor, when and if declared the Board of Directors, dividends at a preferential rate equivalent to a 50% premium over the dividend provided to Class A Common Stock shareholders. In other words and by way of example, if each Class A Common Stock shareholder receives $1.00 in dividend per share, each Class B Preferred Stock shareholder will receive $1.50 in dividend per share. All holders of Class B Preferred Stock shall receive the same dividend rate per share. The Board of Directors may not declare dividends on Class B Preferred Stock unless (1) dividends will be paid to all Class B Preferred Stock shareholders; and (2) dividends will and can be declared and paid to all Class A Common Stock shareholders. In other terms, the Board of Directors may only declare a dividend if all classes of stock with financial rights participate.

ARTICLE SIX
DEATH AND TERMINATION OF EMPLOYMENT

Section 6.01   Mandatory Redemption upon Death

Upon the death of a Shareholder, his Estate must sell, and the Corporation must purchase, all of the Corporation's stock that the Shareholder owned. The price will be determined by the operation of **Article Eight** and by the other terms in this Agreement. The Corporation shall, to the extent possible, structure the redemption so that the deceased Shareholder's stock may be redeemed in accordance with the provisions of Code Section 303, or any successor provision of federal income tax law.

Section 6.02   Corporation's Option to Purchase for Voluntary Termination

Except as provided in Section 6.04, if a Shareholder voluntarily terminates his employment with the Corporation, the Corporation has the option to purchase all, but not less than all, of the Corporation's stock owned by the Shareholder who voluntarily terminated his/her/its employment for six months after he terminated his employment with the Corporation. The price is determined by operation of Article Eight and by the other terms in this Agreement. This option is exercised by giving notice to the Shareholder who terminated his employment within the period provided. If not exercised, the option expires at the end of this period. This section only applies to shareholders who are also officers, director, or employees of the Corporation.

Section 6.03   Mandatory Redemption for Involuntary Termination

Except as provided in Section 6.04, if a Shareholder's employment with the Corporation is involuntarily terminated for cause, he must sell, and the Corporation must purchase, all of the stock in the Corporation that he owns at the time of this employment termination. The price is determined by operation of Article Eight and by the other terms in this Agreement. This section only applies to shareholders who are also officers, director, or employees of the Corporation.

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Section 6.04   Exceptions

This Article does not apply to a sale or transfer of a Shareholder's stock under any other provision of this Agreement.

<p align="center">ARTICLE SEVEN
OTHER EVENTS REQUIRING PURCHASE AND SALE
OF A SHAREHOLDER'S STOCK</p>

Despite any other provisions of this Agreement, if any of the following Triggering Events occur, the provisions of this Article will apply.

Section 7.01   Triggering Events

For purposes of this Article, any of the following circumstances is a *Triggering Event*:

the bankruptcy of a Shareholder or other involuntary transfer of stock to the Shareholder's creditors;

any individual, entity, organization, or agency obtains a Shareholder's stock, as a result of any unappealable court order, levy, charging order or other transfer that the Corporation is required by law to recognize;

a Shareholder's disclosure of Confidential Information concerning the Corporation to any of its competitors, in the sole judgment of the Corporation; and

a Shareholder's failure to comply with any mandatory provisions of this Agreement.

Section 7.02   Mandatory Redemption

If a Triggering Event occurs, the Shareholder whose stock is subject to a transfer described in this Article must sell, and the Corporation must purchase, all of the stock for the price determined by operation of Article Eight and by the other terms in this Agreement.

Section 7.03   Divorce

Despite the previous Sections, if the stock being transferred are subject to a divorce decree or division of property under a divorce decree or separation agreement, the divorcing Shareholder will instead have the first option to purchase all or any portion of the stock awarded or to be awarded to the former spouse. The divorcing Shareholder must exercise this option within 60 days of the final decree. The divorcing Shareholder will have all of the rights of the Corporation, remaining Shareholder, or both as set forth in this Agreement. Within 120 days of the final decree, the Corporation, the remaining Shareholder, or both will have the option to purchase all or any portion of the shares awarded to the former spouse that have not been purchased by the divorcing Shareholder within the stipulated option period.

Section 7.04   No Voting Rights during Purchase-Option Period

Until the shares that are subject to this Article have been repurchased as provided in this Agreement, the transferee will not be allowed to exercise any vote attributable to the transferred shares and the transferred shares will have no rights to dividends.

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ARTICLE EIGHT
PURCHASE PRICE

Section 8.01   Determination of Purchase Price

Except as otherwise provided in this Agreement, the purchase price for each share of stock purchased under this Agreement will be determined by first valuing the entire Corporation and then dividing that value by the number of issued and outstanding shares. The price per share is then multiplied by the number of shares being purchased.

The total value of the Corporation shall be allocated between the voting stock and the non-voting stock. The price per share of the voting stock will be the aggregate value of the voting stock divided by the number of shares that are issued and outstanding. The price per share of the non-voting stock will be the aggregate value of the non-voting stock divided by the number of shares that are issued and outstanding.

If at the time of the purchase there are multiple classes of stock outstanding, the purchase price for each share of each class is the aggregate value of the class divided by the number of shares of the class outstanding as of the Closing Date.

Section 8.02   Price Determined by Formula

The total value of the outstanding stock of the Corporation is determined by the following formula:

$$50\% \times \text{Net Revenue} \quad \text{Total Value of Corporation}$$

Net Revenue means the total amount of the money received from collection of debts, minus expenses and discounts, including fees payable to customers on such debts. Net Revenue for purposes of this formula shall be calculated year to date based on the triggering <u>event</u> date, provided however that such calculation shall be based on the last full calendar month financials that are available on the triggering event date. Referenced another way, Net Revenue means the percentage fee that the Corporation retains from the collection of debts for its customers. By way of example, if the purchase price calculation triggering event takes place December 15, 2019 and the most recent full month financials are to November 31, 2019, then the Net Revenue calculation shall be based on December 1, 2018 through November 31, 2019. If a triggering event took place on February 25, 2020 and the most recent financials are to end of January 31, 2020, then the net revenue calculation will be based on February 1, 2019 through January 31, 2020.

The accounting firm regularly retained by the Corporation will determine this valuation. Except as otherwise provided in this Agreement, the purchase price for each share is this valuation amount divided by the number of shares outstanding as of the date of Closing. Class A Common Stock, Class A Voting Stock, and Class B Preferred Stock shall not be treated differently for purposes of this valuation calculation, and if there are multiple classes of stock outstanding, then all shares shall be aggregated to determine a per share value.

Section 8.03   Changes in Capital Structure of the Corporation

If the Corporation issues any stock in addition to, in exchange or substitution for, in reduction of or otherwise on account of the stock outstanding at the time the determination became effective by stock dividend, stock split, recapitalization or otherwise after any determination of the purchase price per share under this Agreement but before the Closing Date for the purchase of stock to which the purchase price applies, the purchase price will be adjusted as necessary to take into

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account the issuance of the stock, and any additional stock that is issued to the selling Shareholder will be included in the stock purchased by the Corporation.

Section 8.04   Price Adjustment after Revaluation by Internal Revenue Service

Despite any other provision in this Agreement to the contrary, if the Internal Revenue Service determines the value of the stock to be greater than the value determined under this Agreement, the purchase price adjustment will equal the value of the deceased Shareholder's stock as finally determined for federal estate tax purposes less any amount previously paid or to be paid for the deceased Shareholder's stock under this Agreement.

Section 8.05   Exception

The valuation methodology set forth in this Article does not apply to a situation where a third-party has offered to purchase the Corporation, including a drag-along situation, and the valuation of the Corporation in such situation shall be the purchase price in such third-party offer.


ARTICLE NINE
PAYMENT TERMS


Section 9.01   Payment Due at Closing

Except as otherwise provided in this document, when a purchaser becomes obligated to purchase the Corporation's stock under this Agreement, the purchaser shall pay the seller the purchase price for the stock by delivering to the seller at Closing the down payment in cash, and a signed promissory Note payable to the seller's order for the balance due (*Note*).

Section 9.02   Closing and Closing Date

If the purchaser becomes obligated to purchase as a result of an offer made under this Agreement, Closing must take place at the Corporation's principal office within 60 days after the date of the expiration or acceptance of the offer. Otherwise, Closing must take place at the Corporation's principal office within 60 days after the date the purchaser becomes obligated to purchase the stock.

Section 9.03   Down Payment Amount

The down payment will be 20% of the purchase price for the shares purchased. If a purchase is due to the death of a Shareholder, the down payment must not be less than the amount of the life insurance proceeds on the life of the deceased Shareholder received by the purchaser, but not greater than the entire purchase price. If the purchaser receives these insurance proceeds after Closing, the proceeds in excess of the amount paid at Closing as the down payment must be paid to the noteholder as a prepayment on the Note.

Section 9.04   Promissory Note Payments

The Note must be paid in 60 consecutive monthly payments of principal and interest. The Note bears interest from the date of its signing

Section 9.05   Interest Rate

The interest rate on the Note is 2% greater than the lowest applicable federal rate that would apply to such a promissory note as established under Code Section 1274(d), as amended, applicable at Closing, compounded monthly.

Section 9.06   Security Interest

Each Note provided for in this Agreement must be secured by a valid and perfected security interest in all stock transferred by the seller to the purchaser under the terms of this Agreement. The purchaser shall sign a security and pledge agreement evidencing that interest at Closing.

Section 9.07   Delivery of Closing Documents

At Closing, the selling Shareholder shall deliver the properly endorsed purchased shares to the purchaser, together with all instruments necessary to accomplish this transfer. These instruments include powers of attorney, letters testamentary, and letters of administration. The Secretary of the Corporation shall immediately thereafter transfer the ownership of these shares to the purchaser in the proportions set forth in this Agreement. The Corporation shall promptly issue a certificate in the name of each purchaser evidencing the transferred shares and deliver the certificate or document to the seller if he holds shares as security for payment of a Note. Except as provided in this Agreement, transfer of these shares must be made free and clear of all taxes, debts, claims, or other encumbrances other than those incurred for a corporate purpose and approved as provided in Section 2.02.

ARTICLE TEN
CORPORATION PURCHASE OF CLASS B PREFERRED STOCK

Section 10.01 Generally

No shareholder of any class of stock in the Corporation may transfer all or a portion of his/her/its stock without the consent of the majority of the shareholders and the board of directors. Without limiting the forgoing no Class B Preferred Stock shareholder may transfer any stock of the Corporation to a third-party without the consent of the majority of the shareholders and the board of directors. A Class B Preferred Stock shareholder may, however, by written notice to the Corporation, request that his/her/its Class B Preferred Stock be repurchased by the Corporation and Corporation is obligated to repurchase such shares if the conditions in this Article are met. If the shareholder requests a repurchase, such written request shall be considered the triggering event date, and the value of the shareholder's shares shall be calculated based on Article Nine. The payment terms shall be as set forth below.

Section 10.02 Conditions to Repurchase Event

In order for a Class B Preferred Shareholder to request a repurchase of his/her/its shares, the following must be true as of the date of the written request and the date of the potential repurchase:

(1) The Corporation must not be insolvent, in bankruptcy or receivership, or unable to pay its debts in the ordinary course.
(2) Annual Net Revenue for the Corporation must be $1,000,000.00 or higher.
(3) The shareholder must have held the shares for one (1) year or more. and
(4) The transaction must be permitted by the state and federal securities rules and regulations, as determined by the Corporation and its legal counsel in their reasonable discretion. The Corporation may request that the shareholder requesting repurchase provide an attorney opinion (at the shareholder's expense) reflecting that the transaction is permitted under the state and federal securities rules.

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Section 10.03 Payment Terms under Priority Right to Purchase

For the repurchase right above, if the Corporation (buyer) chooses to pay the purchase price according to a promissory note, the note will bear interest (compounded monthly on the first day of each calendar month) on the unpaid principal amount thereof from time to time remaining from the date advanced until repaid, at the prime rate published in the Wall Street Journal on the loan date plus 2% per year. The principal amount of the note will be payable in 60 equal monthly payments of principal and amortized interest. The first payment will be due on the first anniversary of the note. Subsequent payments will be due on each anniversary date until the note is paid in full. The note must provide for a 60-day right to cure after notice of any default on any payment before acceleration of the unpaid balance of principal and interest. The buyer may prepay the note in whole or in part at any time without penalty.

ARTICLE ELEVEN
DRAG-ALONG RIGHTS

Section 11.01 Drag-Along Shareholder Required to Participate

If one or more Shareholders holding no less than a majority of all the voting rights and financial rights in the Corporation (which may be in various classes of stock, if applicable) (each a *Dragging Shareholder),* proposes to consummate, in one transaction or a series of related transactions, a Control Change (*Drag-Along Sale*), the Dragging Shareholder may require each other Shareholder (each a *Drag-Along Shareholder*) to participate in the sale. The Dragging Shareholders must first deliver the Drag-Along Notice in accordance with Section 11.03 and meet the requirements in Section 11.04.

Section 11.02 Drag-Along Shareholders' Obligations

A Drag-Along Shareholder's obligations in connection with a Drag-Along Sale are subject to compliance with Section 11.04 and depend on the type of Control Change that triggers the Drag-Along Sale.

(a) Drag-Along Sale Resulting from Sale of Stock

If the Control Change that triggers the Drag-Along Sale results from a third party acquiring no less than a majority of the stock of the Corporation, the amount of stock of the class or series that each Drag-Along Shareholder must sell equals the amount of stock held by the Drag-Along Shareholder multiplied by a fraction, the numerator of which is the amount of stock that the Dragging Shareholder proposes to sell in the Drag-Along Sale and the denominator of which is the amount of stock held by the Dragging Shareholder at the time. This formula applies to each class or series of stock proposed by the Dragging Shareholder to be included in the Drag-Along Sale.

(b) Drag-Along Sale Resulting from Sale of Assets or Change in Organizational Structure

If the Control Change that triggers the Drag-Along Sale results from a third party acquiring substantially all of the consolidated assets of the Corporation or from the Corporation's merger, consolidation, recapitalization, or reorganization that negates the Shareholders' ability to designate or elect a majority of the managers (or the board of directors (or its equivalent) of

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the resulting entity or its parent company), then despite anything to the contrary in this Agreement, each Drag-Along Shareholder shall:

vote in favor of the transaction;

consent to and raise no objection to the transaction; and

take all actions to waive any dissenters' rights, appraisal rights, or other similar rights that it may have in connection with the transaction.

Section 11.03 Drag-Along Notice

To exercise its rights under Section 11.01, the Dragging Shareholder must deliver a written notice (*Drag-Along Notice*) to the Corporation and each Drag-Along Shareholder no more than 10 business days after all parties sign and deliver the definitive agreement regarding the Drag-Along Sale and no later than 20 business days before the Closing Date of the Drag-Along Sale. The Drag-Along Notice must refer to the Dragging Shareholders' rights and obligations under this Agreement and must describe in reasonable detail:

the name of the proposed buyer of the stock;

the proposed date, time, and location of the sale Closing;

the material terms of the Drag-Along Sale, including the amount of each class or series of stock to be sold by the Dragging Shareholder, the proposed amount of consideration for the Drag-Along Sale, a description of any noncash consideration in sufficient detail to determine its valuation, and, if available, the purchase price of each applicable class or series; and

a copy of any form of agreement proposed to be executed in connection with the sale.

Section 11.04 Conditions of Sale

The Drag-Along Shareholder's obligations in respect of a Drag-Along Sale under Section 11.01 are subject to the satisfaction of the following conditions.

(a) Same Consideration and Terms

The Drag-Along Shareholder shall receive the same form and amount of consideration as the Dragging Shareholder for each share of each applicable class or series. If the Dragging Shareholder or any Drag-Along Shareholder is given an option as to the form and amount of consideration to be received, the same option must be given to all Drag-Along Shareholders. The terms of the sale shall be the same for the Dragging Shareholder and the Drag-Along Shareholder.

(b) Representations, Warranties, Covenants, Indemnities, and Agreements

Each Drag-Along Shareholder must make or provide the same representations, warranties, covenants, indemnities, and agreements as the Dragging Shareholder makes or provides in connection with the Drag-Along Sale subject to the following:

(1) Limited Obligations

Each Drag-Along Shareholder is only obligated to make individual representations and warranties with respect to its own title to and ownership of the applicable stock, authorization, signing, and delivery of relevant documents, enforceability of the documents against the Drag-Along Shareholder, and other matters relating to the Drag-Along Shareholder, and not with respect to any other Shareholders or their stock.

(2) Several Not Joint

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The Dragging Shareholder and each Drag-Along Shareholder shall make all representations, warranties, covenants, and indemnities severally and not jointly.

(3) *Pro Rata* Basis

Any indemnification obligation will be allocated among the Shareholders that caused the indemnification obligation on a *pro rata* basis based on the consideration received by the Dragging Shareholder and each Drag-Along Shareholder. In each case, the amount must not exceed the aggregate proceeds received by the Dragging Shareholder and each Drag-Along Shareholder in connection with the Drag-Along Sale.

Section 11.05 Cooperation

Each Drag-Along Shareholder shall take all reasonable actions necessary to consummate the Drag-Along Sale, including entering into agreements and delivering certificates and instruments. In each case, these agreements, certificates, and instruments must be consistent with those being entered into or delivered by the Dragging Shareholder, but subject to Section 11.04. The Corporation may hold the proceeds of Drag-Along Sale due to the defaulting Drag-Along Shareholder in trust until the defaulting Drag-Along Shareholder surrenders any original certificates or other instruments required by the Corporation.

Section 11.06 Expenses

No Drag-Along Shareholder is obligated to make any out-of-pocket expenditure before the consummation of the Drag-Along Sale. The fees and expenses incurred by the Dragging Shareholder in connection with a Drag-Along Sale and for the benefit of all Drag-Along Shareholders, to the extent not reimbursed by the Corporation or the third party, will be shared by the Dragging Shareholder and all the Drag-Along Shareholders on a *pro rata* basis, based on the consideration received by each Shareholder. Costs incurred by or on behalf of a Dragging Shareholder for its sole benefit will not be considered to be for the benefit of all Drag-Along Shareholders.

Section 11.07 Sale Consummation

The Dragging Shareholder has 90 days after the date of the Drag-Along Notice to consummate the Drag-Along Sale on the terms set forth in the Drag-Along Notice. The 90-day period may be extended for a reasonable time not to exceed 20 days to obtain required approvals or consents from any Governmental Authority. If the Dragging Shareholder has not completed the Drag-Along Sale by the end of this period or extended period, the Dragging Shareholder may not exercise its rights under this Article without again fully complying with the provisions of this Article.

ARTICLE TWELVE
COVENANTS

Section 12.01 Confidentiality Agreement

Each Shareholder acknowledges that the Shareholder has access to Confidential Information during the term of this Agreement. Each Shareholder further acknowledges that the Corporation:

    has invested and continues to invest significant time, expense, and specialized knowledge in developing this Confidential Information;

    enjoys a competitive advantage in the marketplace based on the Confidential Information; and

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would be irreparably harmed if competitors obtained the Confidential Information or if it became publicly available.

Without limiting the applicability of any other agreement to which any Shareholder is subject, no Shareholder may directly or indirectly disclose or use any Confidential Information at any time during or after the Shareholder's association or employment with the Corporation. This restriction includes the use of Confidential Information that the Shareholder is or becomes aware for personal, commercial, or proprietary advantage or profit.

The Shareholder may use Confidential Information to monitor and analyze his or her investment in the Corporation or to perform his or her duties as a director, officer, employee, consultant, or other Service Provider of the Corporation.

Each Shareholder possessing Confidential Information shall take all appropriate steps to safeguard the information and to protect it against disclosure, misuse, espionage, loss, and theft.

Section 12.02 Permitted Disclosures

Nothing in Section 12.01 prevents any Shareholder from disclosing Confidential Information:

   upon the order of any court or administrative agency, upon the request or demand of any regulatory agency or authority having jurisdiction over the Shareholder, or to the extent compelled by legal process or required or requested under subpoena, interrogatories, or other discovery requests;

   as necessary in connection with exercising any remedy under this Agreement;

   to another Shareholder;

   to the Shareholder's legal counsel and accountants who, in the Shareholder's reasonable judgment, need to know the Confidential Information and agree to be bound by the provisions of Section 12.01 as if a Shareholder; or

   in connection with a transfer of stock permitted by this Agreement to any potential transferee that agrees to be bound by the provisions of Section 12.01 as if a Shareholder.

The Shareholder must not make any disclosure permitted by this Section (other than disclosure to the Shareholder's own legal counsel) before notifying the Corporation and other Shareholders as far in advance of the disclosure as practicable. Notice to the Corporation and other Shareholders must state the purpose of the disclosure and the means taken to ensure that the any disclosed Confidential Information remains confidential.

Section 12.03 Certain Information Not Considered Confidential

The restrictions of Section 12.01 do not apply to Confidential Information that:

   is or becomes generally available to the public other than as a result of a disclosure by a Shareholder in violation of this Agreement;

   is or becomes available to a Shareholder or any of its Legal Representatives on a nonconfidential basis before its disclosure to the receiving Shareholder and any of its Legal Representatives in compliance with this Agreement;

   is or has been independently developed or conceived by the Shareholder without using Confidential Information; or

   becomes available to the receiving Shareholder or any of its Legal Representatives on a nonconfidential basis from a source other than the Corporation, any other Shareholder, or any

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of their respective Legal Representatives if the recipient of the Confidential Information does not know the source to be bound by a confidentiality agreement with the disclosing Shareholder or any of its Legal Representatives.

Section 12.04 Modification for Legal Events

If any court of competent jurisdiction determines that any provision or any part of a provision set forth in this Article is unenforceable because of its duration or geographic scope, the court has the power to modify the unenforceable provision instead of severing it from this Agreement in its entirety. The modification may be by rewriting the offending provision, by deleting all or a portion of the offending provision, by adding additional language to this Article, or by making other modifications as it determines necessary to carry out the parties' intent to the maximum extent permitted by Applicable Law. The parties expressly agree that this Agreement as modified by the court is binding upon and enforceable against each of them.

ARTICLE THIRTEEN
INSURANCE POLICIES

Section 13.01 Purchasing Insurance

Any party may purchase life and disability buyout insurance policies on the lives of one or more of the Shareholders in order to provide for payment of any shares of the Corporation's stock that that party is entitled or obligated to purchase under the terms of this Agreement. Except as provided in this Agreement, the party purchasing such policy or policies will be the owner and beneficiary of each such policy. The Shareholders agree to cooperate in acquiring any such policy by performing all reasonably necessary acts, including submitting to medical examinations, supplying truthful information for applications for insurance, and signing insurance applications.

Section 13.02 Right to Purchase Insurance

The insured under any life insurance policies that may be subject to this Agreement has the right to purchase such policies on his or her own life from the policy owner within 30 days after the sale or disposition of all of the insured's stock during his or her lifetime as provided in this Agreement as follows:

from the estate of a deceased Shareholder within 45 days after the appointment of a Personal Representative for the deceased Shareholder;

from a withdrawing Shareholder within 30 days after the sale or disposition of all of the Shareholder's stock during the Shareholder's lifetime as provided in this Agreement;

from the policy owner within 30 days after the termination of this Agreement by written agreement of all parties or by dissolution, bankruptcy, or insolvency of the Corporation; and

from the policy owner within 30 days after the sale or disposition of all of the insured's stock during his or her lifetime as provided in this Agreement.

Section 13.03 Exercising Right of Purchase

This right of purchase must be exercised as to each policy by paying to the policy owner, in cash, within the time specified, an amount equal to the cash value on the date of the transfer of ownership plus the amount of any unused premiums, as determined by the insurance company that issues the policy, less any indebtedness secured by the value. The policy owner shall cooperate in obtaining

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and supplying the information and signing the documents as reasonably necessary to effect this transfer of ownership.

Section 13.04 Distributing Proceeds

The life insurance proceeds payable to the Corporation as a result of the Shareholder's death will be utilized to purchase such deceased Shareholder's shares. If the Corporation does not elect to purchase the deceased Shareholder's shares, or if the insurance proceeds exceed the purchase price of the deceased Shareholder's shares, the insurance proceeds will be distributed by the Corporation to the Shareholders, including the holder of the deceased Shareholder's shares, in accordance with the Shareholder' respective stock ownership as determined before the purchase by the Corporation of the deceased Shareholder's shares.

ARTICLE FOURTEEN
FURTHER ASSURANCES

Section 14.01 Acting to Fully Effectuate Purpose of Agreement

Each party agrees that on the written request of any other party of this Agreement, he will meet the reasonable requests of any other party to this Agreement in order to fully effect the purpose of this Agreement. This includes signing and delivering additional documents and taking further actions or causing further actions to be taken by others.

ARTICLE FIFTEEN
GENERAL MATTERS

Section 15.01 Transfers from Custodianships or Trusts

Despite any provision in this Agreement to the contrary, any stock held by a custodian for a minor under the laws of any state is fully transferable and assignable to the minor when the minor reaches the age of termination of the custodianship under the applicable statute, without an offer being made to the Corporation or other Shareholder.

Section 15.02 Interest

If the Internal Revenue Service determines that any interest rate under any provision of this Agreement or any Note granted under this document is so low as to result in the imputation of interest under any provision of the Code, the parties agree to adjust the rate to the lowest rate that will avoid the imputation of interest and to sign all documents reasonably necessary to evidence this change. This adjustment is effective as of the earlier to occur of the date of agreement of the parties to the adjustment and the date the Internal Revenue Service issues a 30-day letter with respect to any such interest rate. This agreement to adjust survives the signing of this Agreement and the Closing of any sale or transfer of stock under this Agreement.

Section 15.03 Agreement Binding

This Agreement binds the Shareholders, their Legal Representatives, successors, and assigns. The Shareholders, the Personal Representative of any deceased Shareholder, and all other parties bound by this Agreement must promptly sign and deliver all papers or instruments necessary or desired to carry out the provisions of this Agreement.

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Section 15.04 Entire Agreement

This Agreement, together with the Certificate of Incorporation and Bylaws, and all related Exhibits, Schedules, and other agreements specifically referred to in this Agreement, constitutes the sole and entire agreement of its parties with respect to the Agreement's subject matter. This Agreement supersedes all prior and contemporaneous understandings, agreements, representations, and warranties with respect to the subject matter. As between or among the parties, oral statements or prior written material not specifically incorporated in this Agreement have no force or effect. The parties specifically acknowledge that, in entering into and executing this Agreement, each is relying solely upon the representations and agreements contained in this Agreement and no others.

Section 15.05 Governing Law

This Agreement is governed, construed, and administered according to the laws of the State of Minnesota, as from time to time amended, and any applicable federal law. No effect is given to any choice-of-law or conflict-of-law provision or rule (whether of the State of Minnesota or any other jurisdiction) that would cause the application of the law of any jurisdiction other than those of the State of Minnesota.

Section 15.06 Venue; Submission to Jurisdiction

A cause of action arising out of this Agreement includes any cause of action seeking to enforce any provision of or based on any matter arising out of or in connection with this Agreement or the transactions contemplated by it. The parties agree that any suit, action, or proceeding, whether in contract, tort, or otherwise, arising out of this Agreement must be brought in a state or federal court or courts located in State of Minnesota if one of these courts has subject-matter jurisdiction over the suit, action, or proceeding. Any cause of action arising out of this Agreement is deemed to have arisen from a transaction of business in the State of Minnesota.

Each party irrevocably consents to the jurisdiction of these courts (and their respective appellate courts) in any cause of action arising out of this Agreement. To the fullest extent permitted by Applicable Law, each party irrevocably waives any objection that it may have now or later to the venue of any action arising out of this Agreement in any of these courts, including an inconvenient-forum petition.

Service of process, summons, notice, or other document by registered mail to the address set forth in Section 15.10 is effective service of process for any suit, action, or other proceeding brought in any court.

Section 15.07 Waiver of Jury Trial

Each party to this Agreement acknowledges and agrees that any controversy arising out of this Agreement is likely to involve complicated issues. Therefore, each party irrevocably and unconditionally waives any right it may have to a trial by jury for any cause of action arising out of this Agreement.

Section 15.08 Equitable Remedies

Each party to this Agreement acknowledges that its breach or threatened breach of any of its obligations under this Agreement would give rise to irreparable harm to the other parties and monetary damages would not be an adequate remedy. Therefore, each party to this Agreement agrees that if any party breaches or threatens to breach any of its obligations, each of the other

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parties to this Agreement will be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other equitable relief available from a court of competent jurisdiction (without any requirement to post bond). These equitable remedies are in addition to all other rights and remedies that may be available in respect of the breach.

Section 15.09 Attorneys' Fees

If any party to this Agreement institutes any legal cause of action   including arbitration   against another party arising out of or relating to this Agreement, the prevailing party will be entitled to the costs incurred in conducting the cause of action, including reasonable attorneys' fees and expenses and court costs.

Section 15.10 Notices

Unless otherwise stated, all notices, requests, consents, claims, demands, waivers, and other communications called for under this Agreement must be in writing and will be deemed to have been given:

when delivered by hand (with written confirmation of receipt);

when received by the addressee if sent by a nationally recognized overnight courier (receipt requested);

on the date sent by facsimile or email as a PDF document (with confirmation of transmission) if sent during recipient's normal business hours, and on the next business day if sent after normal business hours of the recipient; or

on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

If notice is required to be given to a minor or incapacitated individual, notice must be given to the minor or incapacitated individual's parent or Legal Representative.

The written notice must be sent to the respective parties at the party's last known address (or at the address a party has specified in a notice given in accordance with this Section). Each Shareholder shall notify the Corporation in writing within five days of any change to the Shareholder's address. Notice to the Corporation and Shareholders must be addressed as follows:

If to the Corporation

Address:	876 E 7th Street
	St Paul, Minnesota 55106
Attention:	President

Section 15.11 Severability

The invalidity or unenforceability of any provision of this Agreement does not affect the validity or enforceability of any other provision of this Agreement. If a court of competent jurisdiction determines that any provision is invalid, the remaining provisions of this Agreement are to be construed as if the invalid provision had never been included in this Agreement.

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Section 15.12 Multiple Originals; Validity of Copies

This Agreement may be signed in any number of counterparts, each of which will be deemed an original. Any person may rely on a copy of this Agreement that any party certifies to be a true copy to the same effect as if it were an original.

Section 15.13 Representation by Virtus Law, PLLC

Each party acknowledges that the Agreement was prepared by Virtus Law, PLLC, legal counsel representing the Corporation. Further, each party acknowledges that this legal counsel was acting solely on behalf of the Corporation and not on behalf of the Shareholders, individually or collectively. Each party has been advised by the Corporation to seek independent legal and financial counsel with respect to his signing of the Agreement and has had the opportunity to do so. The statements made in this paragraph may be relied upon by the Corporation and by Virtus Law, PLLC, or its successors in interest.

Section 15.14 Amending and Terminating this Agreement

Except as otherwise provided in this document, this Agreement may be amended at any time and in any particular manner by a written instrument signed by all parties.

This Agreement will terminate:

> on the written agreement of all parties.

ARTICLE SIXTEEN
DEFINITIONS AND INTERPRETATION

Section 16.01 Definitions

For purposes of this Agreement, the following terms have the following meanings.

(a) Act

Act means the Minnesota Statute 302A, as amended from time to time.

(b) Agreement

Agreement means this Buy-Sell Agreement of Springer Collections Inc., as amended from time to time.

(c) Applicable Law

Applicable Law means the Act, the Code, the Securities Act, all pertinent provisions of any agreements with any Governmental Authority and all pertinent provisions of any Governmental Authority's:

> constitutions, treaties, statutes, laws, common law, rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders;
>
> consents or approvals; and
>
> orders, decisions, advisory opinions, interpretative opinions, injunctions, judgments, awards, and decrees.

(d) Board

Board means the Corporation's Board of Directors responsible for managing the Corporation.

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(e) Closing

Closing means completion of one or more transactions of purchase and sale contemplated in this Agreement.

(f) Closing Date

Closing Date means the date of any Closing as specified in this Agreement.

(g) Code

References to the *Code* or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and any corresponding Treasury Regulations. References to the *Treasury Regulations* are to the Treasury Regulations under the Code in effect. If a particular provision of the Code is renumbered or a subsequent federal tax law supersedes the Code, any reference is to the renumbered provision or to the corresponding provision of the subsequent law, unless the result would be clearly contrary to the Shareholders' intent as expressed in this Agreement. The same rule applies to Treasury Regulations references.

(h) Confidential Information

Confidential Information means trade secrets, proprietary information, and other information belonging to the Corporation and the Corporation Subsidiaries that are not generally known to the public, including information about business plans, financial statements, and other information provided under this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Corporation treats as confidential, in any format whatsoever including oral, written, and electronic. Examples of Confidential Information include the items on the following list, which is not exhaustive:

all information, formulae, compilations, software programs (including object codes and source codes), devices, methods, techniques, drawings, plans, experimental and research work, inventions, patterns, processes and know-how whether or not patentable and whether or not at a commercial stage related to Corporation and the Corporation Subsidiaries;

the names, buying habits, or practices of any customers of Corporation and the Corporation Subsidiaries;

marketing methods and related data of Corporation and the Corporation Subsidiaries;

the names of any vendors or suppliers of Corporation and the Corporation Subsidiaries;

the cost of materials to Corporation and the Corporation Subsidiaries;

the prices Corporation and the Corporation Subsidiaries obtains or has obtained or at which it sells or has sold its products or services;

lists or other written records used in the business of Corporation and the Corporation Subsidiaries;

compensation paid to employees and other employment terms of Corporation and the Corporation Subsidiaries;

all information that Corporation and the Corporation Subsidiaries has a legal obligation to treat as confidential or that Corporation and the Corporation Subsidiaries treats as proprietary; or

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any other confidential information concerning the business of Corporation and the Corporation Subsidiaries, their manners of operation, or other confidential data of any kind, nature, or description.

(i) Control Change

Control Change means:

the sale of substantially all of the consolidated assets of the Corporation to a third party;

a sale resulting in a third party holding no less than a majority of the stock; or

the Corporation's merger, consolidation, recapitalization, or reorganization with or into a third party that negates the Shareholders' ability to manage or to designate or elect a majority of the managers, board of directors, or equivalent managing body of the resulting entity or its parent company.

(j) Corporation

Corporation means Springer Collections Inc., a Minnesota corporation.

(k) Drag-Along Notice

Drag-Along Notice is defined in Section 11.03.

(l) Drag-Along Sale

Drag-Along Sale is defined in Section 11.01.

(m) Termination for Cause

Termination for Cause refers to the existence of the following circumstances relating to the Employee-Shareholder: (i) a display of willful dishonesty or a reckless disregard of the truth towards, fraud upon, or deliberate injury or attempted injury to, the Corporation, (ii) Employee-Shareholder's material breach of this Agreement or any related Corporation agreements, or (iii) by reason of Employee-Shareholder's gross negligence or intentional misconduct with respect to the performance of Employee-Shareholder's duties under this Agreement; provided, however, that no such termination will be deemed to be a termination for cause unless the Corporation has provided Employee-Shareholder with written notice of what it reasonably believes are the grounds for such termination for cause, and Employee-Shareholder fails to take appropriate remedial actions within 10 days following receipt of such written notice.

(n) Governmental Authority

Governmental Authority means any local, state, federal, or foreign government or its political subdivision; any agency or instrumentality of a government or its political subdivision; or any self-regulated organization or other nongovernmental regulatory authority or quasi-Governmental Authority whose rules, regulations, or orders have the force of law. Governmental Authority also means any arbitrator, court, or tribunal of competent jurisdiction.

(o) Legal Representative

With respect to any individual, *Legal Representative* means a person's guardian, conservator, executor, administrator, trustee, or any other person representing a person or the person's estate. With respect to any person, *Legal Representative* means all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of the person.

(p) Service Provider

Service Provider means any officer, employee, consultant, or other service provider of the Corporation or any Corporation Subsidiary.

(q) Shareholder

Shareholder, without the qualifier *voting* or *non-voting*, means any person designated in this Agreement as a voting or non-voting Shareholder.

(r) Subsidiary

Subsidiary means, with respect to any given person, any corporation, partnership, limited liability company, trust, legal entity, or other person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are directly or indirectly owned by that given person.

(s) Triggering Event

Triggering Event is defined in **Section 7.01**.

Section 16.02 Interpretation

The following general provisions and rules of construction apply to this Agreement.

(a) Singular and Plural; Gender

Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender as is appropriate within the context. The word *or,* when used in a list of more than two items, may function as both a conjunction and a disjunction as the context requires or permits.

(b) Headings of Articles, Sections, and Subsections

The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the reader's convenience and reference. They have no significance in the interpretation or construction of this Agreement.

(c) Days and Business Days

In this Agreement, *days*, without further qualification, means calendar days and *business days* means any day other than a Saturday, Sunday or a day on which national banks are allowed by the Federal Reserve to be closed.

(d) Delivery

Delivery is taken in its ordinary sense and includes:

personal delivery to a party;

mailing by certified United States mail to the last known address of the party to whom delivery is made, with return receipt requested to the party making delivery;

facsimile transmission to a party when receipt is confirmed in writing or by electronic transmission back to the sending party; or

electronic mail transmission to a party when receipt is confirmed in writing or by electronic mail transmission back to the sending party.

The effective date of delivery is the date of personal delivery or the date of the return receipt, if received by the sending party. If no return receipt is provided, the effective date is the date

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the transmission would have normally been received by certified mail if there is evidence of mailing.

(e) Include, Includes, and Including

In this Agreement, the words *include, includes*, and *including* mean include without limitation, includes without limitation, and including without limitation, respectively. *Include, includes, and including* are words of illustration and enlargement, not words of limitation or exclusivity.

(f) Words of Obligation and Discretion

Unless otherwise specifically provided in this Agreement or by the context in which used, the word *shall* is used to impose a duty, to command, to direct, or to require. Terms such as *may, is authorized to, is permitted to, is allowed to, has the right to*, or any variation or other words of discretion are used to allow, to permit, or to provide the discretion to choose what should be done in a particular situation, without any other requirement. Unless the decision of another party is expressly required by this Agreement, words of permission give the decision-maker the sole and absolute discretion to make the decision required in the context.

(g) References to Transfer, Transferor, and Transferee

In this Agreement, *transfer* includes any direct or indirect sale, transfer, assignment, pledge, encumbrance, hypothecation, or other disposition or attempted disposition. The term includes any involuntary transfer, such as a transfer that occurs by operation of law. If a person enters into a contract, option, or other arrangement or understanding to make a transfer, that contract, option, or other arrangement or understanding will itself be considered a *transfer*. When used as a verb, *transfer* has a correlative meaning. A person who makes a transfer may be referred to as a *transferor*, and a person who receives a transfer may be referred to as a *transferee.*

(h) References to Property or Assets

Any reference in this Agreement to *property* or *assets*, without further qualification, must be construed broadly to include, as to any person, all property of any kind   real or personal, tangible or intangible, legal or equitable   whether now owned or subsequently acquired. The following items are each considered *assets* or *property* of a person: money, stock, accounts receivable, contract rights, franchises, value as a going concern, causes of action, undivided fractional ownership interests, intellectual property rights, and anything of any value that can be made available for or appropriated to the payment of debts.

(i) References to Individuals and Entities

Unless further qualified in the context, any reference in this Agreement to a *person*, *party*, or *individual*, or the use of indefinite pronouns like *anyone*, *everyone*, *someone*, or *no one* must be construed broadly to include any individual, trust, estate, partnership, association, company, corporation, or other entity or non-entity capable of having legal rights and duties. *Person*, without further qualification, has the same broad meaning as defined in Code Section 7701(a)(1) and includes any individual, trust, estate, partnership, association, company, or corporation. The Corporation and its successors and assigns and each Shareholder or Assignee and their successors, assigns, heirs, and personal representatives are all considered *persons* for purposes of this Agreement. *Natural person* is used to distinguish a human being from a *juridical person*, such as a trust, estate, partnership, association, company, or corporation.

(j) Internal References

Unless the context otherwise requires:

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reference to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement;

reference to an agreement, instrument or other document means the agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by its provisions; and

reference to a statute means the statute as amended from time to time and includes any successor legislation to it and any regulations promulgated under it.

The Exhibits referred to in this Agreement must be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim in this Agreement.

(k) No Presumption against Drafting Party

This Agreement is to be construed without giving force to any presumption or rule requiring construction or interpretation against the drafting party. No party may claim that an ambiguity in this Agreement should be construed against any other party or that there was any coercion, duress (economic or otherwise), negligent misrepresentation, or fraud (including fraud in the inducement) affecting the validity or enforcement of this Agreement.

The parties signed this Agreement on the date written below, and this Agreement is effective October 1, 2019. The shareholders have signed an S-Corporation revocation and C-Corporation election concurrently with this Agreement. In the event that there is a delay in the effectiveness of such revocation and election to be treated as a C-corporation, this Agreement shall have no force and effect unless and until such revocation and election is deemed effective. The Shareholders acknowledge and agree that this provision is incorporated into this Agreement solely to protect the proper tax treatment of the Corporation and for no other purpose.

CORPORATION:

Springer Collections Inc.

By: Timothy Murray

Timothy Murray, President

SHAREHOLDERS:

Timothy Murray

Timothy Murray

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EXHIBIT A
STOCK OWNERSHIP

Shareholder	Class A Voting Stock	Class A Common Stock	Class B Preferred Stock
Timothy Murray	400,000.00	800,000.00	0.00
Other Shareholders (<20%)	200,000.00	200,000.00	75,000.00
Totals	600,000	1,000,000.00	75,000.00

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SHAREHOLDERS' CERTIFICATE

I, the undersigned, in connection with our simultaneous signing of the Buy-Sell Agreement of Springer Collections Inc. (*Agreement*) certify the following.

By signing the Agreement, each undersigned Shareholder acknowledges that under the terms of the Agreement, he or she may agree to or be obligated to purchase shares (*shares*) of the stock in Springer Collections Inc. (*Corporation*) at some time during the term of the Agreement. With respect to any such purchase, each Shareholder agrees and acknowledges that:

I understand the following statements about the shares I may purchase or be obligated to purchase:

that they have not been registered under the Securities Act of 1933 or any state securities laws;

that I cannot sell the shares unless they are registered under the Securities Act of 1933 and applicable state securities laws, or are transferred under an exemption from these registration requirements; and

that I must bear the economic risk of any investment in the Corporation's shares for an indefinite period of time because the shares have not been registered under the Securities Act of 1933 or any state securities laws, and, therefore, cannot be sold unless they are later registered or unless exemptions from these registration requirements are available.

I intend to hold any shares I may purchase under the Agreement for investment and not to resell or distribute them;

I agree that I will not transfer any of the shares acquired under the Agreement in the absence of an effective registration relating to the shares under the Securities Act of 1933, as amended, or evidence satisfactory to the Corporation that this registration under this Act is not required in connection with the transfer, including, at the Corporation's option, an opinion of counsel to that effect; and

Before signing the Agreement, I have investigated the Corporation and its business and have reviewed all information made available to me with respect to the Corporation and its business that I needed to make an informed decision to sign the Agreement and thereby obligate myself to purchase shares of the Corporation's stock at some time in the future. I have had a satisfactory opportunity to examine the books and records of the Corporation, to ask questions of the management of the Corporation, and to judge the profitability of the Corporation's business. With respect to any shares I may become obligated to purchase under the Agreement, I understand and agree to take the risk that changes may occur in the Corporation, the industry in which the Corporation conducts its business, or the economy in general, that would, but for these contractual obligations, cause me to refrain from acquiring or agreeing to acquire any shares of the Corporation's stock. I consider myself to possess the requisite experience and sophistication as an investor to adequately evaluate the merits and risks of obligating myself to acquire shares of the Corporation's stock.

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Dated: _____

                                                   SHAREHOLDER:

                                             _____

                                             _____, Shareholder

Bylaws
of
Springer Collections Inc.

A Minnesota Corporation

These Bylaws amend and restate in full the Bylaws of the Corporation effective as of October 1, 2019. These Bylaws and the Buy-Sell Agreement of the Company constitute the rules and regulations for governance of the Company, its Shareholders, and Board of Directors. In the event of a conflict between these Bylaws and the Buy-Sell Agreement of the Company, the Buy-Sell Agreement shall control.

Article One
Office

The Corporation's principal office in the State of Minnesota will be located in the County of Ramsey, Minnesota. The Registered Office of the Corporation required by the Minnesota Statute 302A of Minnesota to be maintained in the State of Minnesota may be, but need not be, identical with the principal office in the State of Minnesota. The Board of Directors may change the address of either office from time to time.

Article Two
Shareholders

Section 2.01   Annual Meeting

The annual meeting of the Corporation's Shareholders will be held on the thirty-first day of January, beginning in 2020, if not a legal holiday; if a legal holiday, then beginning the next day that is not a legal holiday, or as otherwise designated by the Board of Directors. The purpose of the annual meeting is to elect Directors to succeed those whose terms expire as of the date of the annual meeting, and to transact any other corporate business arising before the meeting. Any Shareholder may apply to a court of competent jurisdiction to order an annual meeting if one is not held within 15 months after the last annual meeting.

Section 2.02   Special Meetings

Special meetings of the Shareholders may be called at any time for any purpose by the President, by a Vice President, or by a majority of the Board of Directors. The special meeting will be called by the President, by a Vice President, the Secretary, or any Director of the Corporation upon the written request of the holders of 10% of all the shares outstanding and entitled to vote on the business to be transacted at the meeting. The written request must state the meeting's purpose. The Shareholders must restrict the business transacted at all special meetings of Shareholders to the purpose stated in the notice of the meeting.

Section 2.03 Meeting Location

The Shareholders will hold all meetings at the Corporation's principal office or elsewhere in the United States as designated by the Board of Directors and specified in the notice of the meeting.

Unless otherwise provided in the Certificate of Incorporation, the Board of Directors may adopt procedures authorizing any annual or special meeting of Shareholders to be held solely by means of remote communication rather than in person at a physical location. Subject to any procedures the Board of Directors may adopt, Shareholders and any proxyholders not physically present at a meeting of Shareholders may participate in and vote at the meeting by conference telephone or other similar electronic communications equipment, and will be deemed present in person at the meeting for all purposes of these Bylaws, whether the meeting is held at a designated place or solely by means of remote communication. Any procedures promulgated by the Board of Directors must require that all of the Shareholders and any proxyholders participating in the meeting can hear and speak to each other at the same time. If any Shareholder or proxyholder votes or takes other action at the meeting by means of remote communication, the Corporation must maintain a record of the vote or other action taken.

Section 2.04 Meeting Notice

The Secretary will mail written notice of each Shareholder meeting, postage prepaid, to each Shareholder of record entitled to vote at the Shareholder's address as it appears on the books of the Corporation. The Secretary will mail the notice at least 10 days but no more than 60 days before the meeting. The notice must state the place, day, and hour at which the meeting will be held and, in the case of any special meeting, must state briefly the meeting's purpose. If any Shareholder meeting is adjourned to a different date, time, or place, the Secretary need not give notice of the new date, time, or place if this information is announced at the meeting before adjourning. But if a new record date for the adjourned meeting is fixed, the Secretary must give notice of the adjourned meeting to Shareholders as of the new record date.

Section 2.05 Shareholder Meetings

If all of the Shareholders entitled to vote meet at any place, within or outside the State of Minnesota, and consent to the holding of a meeting, the meeting will be valid without call or notice, and the Shareholders may take any action at the meeting.

Section 2.06 Action without Meeting by Written Consent

Any action required or permitted to be taken at a Shareholder meeting may be taken without a meeting when all of the Shareholders entitled to vote on the subject matter sign a written consent to the action. These signed consents will have the same force and effect as the unanimous vote of all the Shareholders at a meeting duly held. The Secretary must file these consents with the minutes of the Shareholder meetings.

Section 2.07   Quorum

The presence in person or by proxy of the holders of record of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote will constitute a quorum at all meetings of the Shareholders, except as otherwise specifically provided by law, by the Certificate of Incorporation, or by these Bylaws. If less than a quorum attends a meeting, the meeting may be adjourned from time to time until a quorum is present. A majority vote of the Shareholders present or represented may adjourn the meeting without any notice other than by announcement at the meeting. At any adjourned meeting at which a quorum is later present, any business may be transacted that might have been transacted if the meeting had been held as originally called.

Section 2.08   Conduct of Meetings

The President of the Corporation will preside over Shareholder meetings or, if she or he is not present, by a Vice President, or, if none of those officers are present, by a chairperson elected at the meeting. The Secretary of the Corporation, or if she or he is not present, any Assistant Secretary will act as secretary of the meeting. In the absence of the Secretary and any Assistant Secretary, the presiding officer may appoint a person to act as secretary of the meeting.

The President of the Corporation or other officer is charged with maintaining an orderly meeting, which may be conducted pursuant to Robert's Rules of Order. A shareholder or shareholder(s) holding a majority of the voting stock present at a meeting (whether Class A Voting Stock or Class B Preferred Stock) has the right to close debate on an issue and call for a vote on such issue, to table such issue for a future meeting, to take no action on an issue, or other resolution to such issue, as proposed by such voting shareholder(s).

Section 2.09   Voting

At all Shareholder meetings, every Shareholder entitled to vote will have one vote for each share of stock standing in his or her name on the books of the Corporation on the date the Shareholders entitled to vote at the meeting are determined. The vote may be made either in person or by proxy. The proxy must be appointed by a written instrument signed by the Shareholder or the Shareholder's duly authorized attorney in fact, bearing a date not more than three months before the meeting, unless the instrument provides for a longer period, but in no event more than 11 months before the meeting. The proxy must be dated, but need not be sealed, witnessed, or acknowledged. All elections must be had and all questions must be decided by a majority of the votes cast at a duly organized meeting, except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws.

Other than an election of Directors, favorable action on a matter by a quorum is taken if it is approved by a majority of the shares outstanding and entitled to vote on the matter. In the case of any matter that has been approved by vote of the Board of Directors taken at a meeting held before a Shareholder meeting, only a simple majority vote of the shares voted is necessary to approve the action, unless the Board of Directors requires a greater number of affirmative votes.

Directors may be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. No ballot is required for this election unless requested by a Shareholder or proxyholder entitled to vote in the election.

Section 2.10   Cumulative Voting

Cumulative voting will not apply to election of Directors. In all elections for Directors, each Shareholder will have the right to cast votes for as many candidates as there are Directors to be elected, and may cast as many votes as equal the number of voting shares owned by him or her in the Corporation for each candidate, either in person or by proxy.

Section 2.11   Voting Lists

At least 10 days before each Shareholder meeting, the Secretary will make a complete and alphabetized list of the Shareholders entitled to vote at the meeting, with the address and the number of shares held by each. The Secretary will keep the list on file at the Registered Office of the Corporation for 10 days before the meeting. The list will be subject to inspection by any Shareholder at any time during usual business hours. The list will also be produced and kept open at the time and place of the meeting and will be subject to the inspection of any Shareholder during the meeting. The original or a duplicate share ledger or transfer book will be *prima facie* evidence as to the Shareholders entitled to examine the list or to vote at any Shareholder meeting.

Section 2.12   Voting of Shares by Certain Holders

Shares standing in the name of another domestic or foreign corporation may be voted by the officer, agent, or proxy as those corporate bylaws provide, or, if the corporate bylaws make no provision, as that corporation's board of directors may determine.

Shares standing in the name of a deceased person may be voted by his or her administrator or executor, either in person or by proxy. Shares standing in the name of a guardian, curator, or trustee may be voted by the fiduciary, either in person or by proxy. But no guardian, curator, or trustee may vote shares held by him or her as a fiduciary without a transfer of the shares into his or her name.

Shares standing in the name of a receiver may be voted by the receiver, and shares held by or under the control of a receiver may be voted by the receiver without the transfer of the shares into his or her name if authority to do so is contained in an appropriate order of the court that appointed the receiver.

A Shareholder whose shares are pledged will be entitled to vote the shares until the shares have been transferred into the name of the pledgee. After the transfer, the pledgee will be entitled to vote the transferred shares.

Section 2.13   Records Inspection

A Shareholder entitled to inspect the records of the Corporation under any statutory or other legal right will have access to the records on demand only during the usual and customary hours of business and in a manner that will not unduly interfere with the Corporation's regular conduct of the business. A Shareholder may delegate this inspection right to a certified or public accountant or a licensed attorney at law on the condition that, at the Corporation's request, an accurate copy of every report made by the accountant or attorney based on the inspection be provided to the Corporation when the report is completed. No Shareholder may use, permit to be used, or acquiesce to others' use of any information the Shareholder, accountant, or attorney obtains to the competitive detriment of the Corporation.

Article Three
Board of Directors

Section 3.01   General Powers

The property and business of the Corporation will be managed under the direction of the Board of Directors of the Corporation.

Section 3.02   Number and Term of Office

The number of Directors to constitute the first Board of Directors of the Corporation will be as set forth in the Certificate of Incorporation. Directors need not be Shareholders. The Shareholders must elect Directors each year at the annual meeting of Shareholders, and each Director will serve until his or her successor is elected and qualified.

Section 3.03   Filling Vacancies

If a vacancy in the Board of Directors arises for any reason, the remaining Directors, by majority vote, may elect a successor to hold office for the unexpired portion of the remaining term. The newly elected Director will hold office until the election of his or her successor, or until resigning or being removed before the end of the term by an affirmative vote of a majority of the Shareholders.

Similarly, if the number of Directors is increased as provided in these Bylaws, the additional Directors will be elected by the Board of Directors already in office, and will hold office until the next annual meeting of Shareholders and thereafter until his, her, or their successors are elected.

Any Director may be removed from office with or without cause by the affirmative vote of the holders of the majority of the stock issued, outstanding, and entitled to vote at any special meeting of Shareholders regularly called for the purpose.

Section 3.04   Meeting Location

The Board of Directors may hold their meetings, have one or more offices, and keep the books of the Corporation within or outside the State of Minnesota, at any place or places as they may from time to time determine by resolution or by written consent of all the Directors.

Section 3.05   Meeting Electronically

Members of the Board of Directors may participate in a meeting by means of conference telephone or other similar electronic communications equipment if all of the persons participating in the meeting can hear and speak to each other at the same time. Participating in a meeting in this manner is the same as presence in person at a meeting for all purposes of these Bylaws.

Section 3.06 Regular Meetings

The Board of Directors may hold regular meetings without notice at those times and places as the Board determines by corporate resolution only if the Secretary has mailed notice of every Board resolution fixing or changing the time or place for holding the regular meetings to each Director at least three days before the first meeting held under the resolution. But the annual meeting of the Board of Directors must be held immediately after the annual Shareholder meeting at which a Board of Directors is elected. The Board may transact any business at a regular meeting.

Section 3.07 Special Meetings

Special meetings of the Board of Directors will be held whenever called by direction of the President. Special meetings must be called by the President or the Secretary upon written request of a majority of the Board of Directors. The Secretary must give notice of each special meeting of the Board of Directors by mailing the notice to each Director at least three days before the meeting. Any Director may waive receipt of notice. Unless otherwise indicated in the notice, the Board may transact any business at a special meeting.

Section 3.08 Quorum

A quorum for the transaction of business at all meetings of the Board of Directors comprises a majority of all the Directors. But if at any meeting less than a quorum is present, a majority of those present may adjourn the meeting from time to time, and the act of a majority of the Directors present at any meeting at which there is a quorum will be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Certificate of Incorporation, or by these Bylaws.

Section 3.09 Meetings of Directors

If all of the Directors entitled to vote meet at any place, within or without the State, and consent to hold a meeting, that meeting will be valid without call or notice, and the Board may take any corporate action at the meeting.

Section 3.10 Action without Meeting by Written Consents

Any action required or permitted to be taken at a meeting of the Directors may be taken without a meeting when written consents setting forth the action taken are signed by all of the Directors entitled to vote with respect to the subject matter. These consents will have the same force and effect as the unanimous vote of the Directors at a meeting duly held. The Secretary must file the consents with the minutes of the meetings of the Directors.

Section 3.11 Compensation of Directors

Directors may not receive any stated salary for their services, but each Director will receive from the Corporation reimbursement of the expenses incurred in attending any regular or special meeting of the Board. The reimbursement and compensation will be payable whether or not a meeting is adjourned because of the absence of a quorum. No provision of these Bylaws precludes any Director from serving the Corporation in any other capacity and receiving compensation for that service.

Section 3.12   Committees

The Board of Directors may, by resolution passed by the Board, designate one or more committees that will have and may exercise the powers of the Board of Directors. Each committee must consist of two or more of the Directors of the Corporation. The Board of Directors must name these committees by resolution.

Section 3.13   Conflicts of Interest

(a)   Conflict-of-interest Transaction

A conflict-of-interest transaction is a transaction with the Corporation in which a Director of the Corporation has a material direct or indirect interest. A conflict-of-interest transaction is not voidable by the Corporation solely because of the Director's interest in the transaction if any one of the following is true:

(1)   Material Facts Disclosed to Board of Directors

The material facts of the transaction and the Director's interest were disclosed or known to the Board of Directors or a committee of the Board of Directors and the Board of Directors or committee authorized, approved, or ratified the transaction;

(2)   Material Facts Disclosed to Shareholders

The material facts of the transaction and the Director's interest were disclosed or known to the Shareholders entitled to vote and they authorized, approved, or ratified the transaction; or

(3)   Fair to Corporation

The transaction was fair to the Corporation.

(b)   Indirect Interest

For purposes of this Section, and without limiting the interests that may create conflict-of-interest transactions, a Director of the Corporation has an indirect interest in a transaction if:

(1)   Material Financial Interest in Another Party to the Transaction

Another entity in which he or she has a material financial interest or in which he or she is a general partner is a party to the transaction; or

(2)   Officer in Another Party to the Transaction

Another entity of which he or she is a director, officer, or trustee or in which he or she holds another position is a party to the transaction and the transaction is or should be considered by the Board of Directors of the Corporation.

(c) Approval of Conflict-of-interest Transaction

For purposes of Subsection (a)(1) of this Section, a conflict-of-interest transaction will be approved if it receives the affirmative vote of a majority of the Board of Directors (or of the committee) who have no direct or indirect interest in the transaction, but a transaction may not be approved under this Section by a single Director. If a majority of the Directors who have no direct or indirect interest in the transaction vote to approve the transaction, a quorum is present for taking action under this Section. The presence of, or a vote cast by, a Director with a direct or indirect interest in the transaction does not affect the validity of any action taken under Subsection (a)(1) of this Section if the transaction is otherwise approved under that Subsection.

For purposes of Subsection (a)(2) of this Section, a conflict-of-interest transaction will be approved if it receives the vote of a majority of the shares entitled to be counted under this Subsection. Shares owned by or voted under the control of a Director who has a direct or indirect interest in the transaction and shares owned by or voted under the control of an entity described in Subsection (b)(2) of this Section may not be counted in a vote of Shareholders to determine whether to approve a conflict-of-interest transaction under Subsection (a)(2) of this Section. But the vote of those shares is counted in determining whether the transaction is approved under other Sections of these Bylaws. A majority of the shares, whether or not present, that are entitled to be counted in a vote on the transaction under this Subsection constitutes a quorum for taking action under this Section.

Article Four
Officers

Section 4.01   Election, Tenure, and Compensation

The officers of the Corporation will be a President, a Secretary, and a Treasurer and one or more Vice Presidents and one or more assistants to these officers as the Board of Directors from time to time may consider necessary for the Corporation's proper conduct of the business. The officers will be elected annually by the Board of Directors at its first meeting following the annual meeting of the Shareholders. Any two or more of the above offices, except those of President and Vice President, may be held by the same person, but no officer may sign, acknowledge, or verify any instrument in more than one capacity if the law or these Bylaws require the instrument to be executed, acknowledged, or verified by two or more officers. The Board of Directors will fix the compensation or salary paid to all officers of the Corporation by resolution.

If any office other than an office required by law is not filled by the Board of Directors or later becomes vacant, the office and all references in these Bylaws are inoperative until the Board of Directors fills the office in accordance with these Bylaws.

Except where otherwise specifically provided in a contract duly authorized by the Board of Directors, all officers and agents of the Corporation are subject to removal at any time by the majority vote of the whole Board of Directors, and all officers, agents, and employees hold office at the discretion of the Board of Directors or of the officers appointing them.

Section 4.02   Powers and Duties of the President

The President is the chief executive officer of the Corporation and has general charge and control of all its business affairs and properties. He or she will preside at all Shareholder meetings.

The President may sign and execute all authorized bonds, contracts, or other obligations in the Corporation's name. He or she will have the general powers and duties of supervision and management usually vested in the office of president of a corporation. The President will be an *ex officio* member of all the standing committees. He or she shall perform all other duties as the Board of Directors may assign from time to time.

Section 4.03   Powers and Duties of the Vice President

The Board of Directors may appoint a Vice President and may appoint more than one Vice President. Any Vice President (unless otherwise provided by resolution of the Board of Directors) may sign and execute all authorized bonds, contracts, or other obligations in the name of the Corporation. Each Vice President will have other powers and perform all other duties assigned by the Board of Directors or by the President. If the President is absent or disabled, any Vice President will perform the duties of that office, and any action taken by the Vice President in place of the President will be conclusive evidence of the absence or disability of the President.

Section 4.04   Secretary

The Secretary will give or cause to be given notice of all meetings of Shareholders and Directors and all other notices required by law or by these Bylaws. In the Secretary's absence, refusal, or neglect, the President may direct any person to give this notice. The Secretary must record all the Shareholder and Board of Director meeting proceedings in books provided for that purpose, and shall perform all other duties assigned by the Directors or the President. The Secretary will have charge of the transfer book for shares of the Corporation. The Secretary will have custody of the corporate seal, if any; will affix the seal to all instruments requiring it when authorized by the Board of Directors or the President; and will attest the fixing of the seal.

In general, the Secretary shall perform all the duties generally incident to the office of Secretary, subject to the control of the Board of Directors and the President.

Section 4.05   Treasurer

The Treasurer will have custody of all the funds and securities of the Corporation, and he or she will keep full and accurate account of receipts and disbursements in books belonging to the Corporation. The Treasurer will deposit all moneys and other valuables in the name and to the credit of the Corporation in the depository or depositories designated by the Board of Directors.

The Treasurer will disburse the funds of the Corporation as ordered by the Board of Directors, taking proper vouchers for all disbursements. He or she will provide to the President and the

Board of Directors, with or without specific request, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

The Treasurer will give the Corporation a bond, if required by the Board of Directors, in a sum, and with one or more sureties satisfactory to the Board of Directors, for the faithful performance of the duties of his or her office and for the restoration to the Corporation of all books, papers, vouchers, moneys, and other properties of any kind in his or her possession or under his or her control belonging to the Corporation if he or she is removed from office for any reason.

The Treasurer shall perform all the duties generally incident to the office of the Treasurer, subject to the control of the Board of Directors and the President.

Section 4.06   Assistant Secretary

The Board of Directors may appoint one or more Assistant Secretaries. Except as otherwise provided by resolution of the Board of Directors, each Assistant Secretary will have the power to perform all duties of the Secretary in the absence or disability of the Secretary and will have all other powers and will perform all other duties assigned to him or her by the Board of Directors or the President. If the Secretary is absent or disabled, any Assistant Secretary will perform the duties of the office; the Assistant Secretary taking any action in place of the Secretary is conclusive evidence of the Secretary's absence or disability.

Section 4.07   Assistant Treasurer

The Board of Directors may appoint one or more Assistant Treasurers. Except as otherwise provided by resolution of the Board of Directors, each Assistant Treasurer will have the power to perform all duties of the Treasurer in the absence or disability of the Treasurer, and will have all other powers and will perform all other duties assigned to him or her by the Board of Directors or the President. If the Treasurer is absent or disabled, the Assistant Treasurer will perform the duties of the office; the Assistant Treasurer taking of any action in place of the Treasurer is conclusive evidence of the Treasurer's absence or disability.

Article Five
Capital Stock

Section 5.01   Issuance of Certificates of Stock

The certificates for shares of the stock of the Corporation must be in a form consistent with the Certificate of Incorporation or its amendments, and as approved by the Board of Directors. All certificates must be signed by the President or by the Vice President and countersigned by the Secretary or by an Assistant Secretary. All certificates for each class of stock will be consecutively numbered. The Secretary will enter the name of the person owning the shares issued and the holder's address in the Corporation's books. The Secretary will cancel all certificates surrendered to the Corporation for transfer and no new certificates representing the same number of shares may be issued until the former certificate or certificates for the same number of shares have been surrendered and cancelled. If a certificate of stock is lost or destroyed, the Secretary may issue a replacement certificate upon proof of the loss or destruction and, unless specifically waived by the President, give a satisfactory bond of indemnity not exceeding an amount double the value of the stock. Both the proof and bond must be in a form approved by the Corporation's general counsel and by the Transfer Agent of the Corporation and by the Registrar of the stock.

The Board of Directors may issue the number of shares of each class or series authorized by the Certificate of Incorporation. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the Corporation, including cash, promissory notes, services performed, contracts for services to be performed, or other securities of the Corporation. Before the Corporation issues shares, the Board of Directors must determine that the consideration for the shares to be issued is adequate. The Board of Directors will determine the terms upon which the rights, options, or warrants for the purchase of shares or other securities of the Corporation are issued and the terms, including the consideration, for which the shares or other securities are to be issued.

Section 5.02   Transfer of Shares

Shares of the Corporation's capital stock will be transferred on the corporate books only by the holder of the stock in person or by his or her attorney in fact. The capital stock certificates must be surrendered and cancelled in exchange for a like number of shares in accordance with these Bylaws.

Section 5.03   Registered Shareholders

The Corporation may treat the holder of record of any share or shares of stock as the holder in fact of those shares, and is not bound to recognize any equitable or other claim to or interest in those shares in the name of any other person even if the Corporation has notice of the claim or interest, except as specifically provided by Minnesota law.

Section 5.04   Closing Transfer Books

The Board of Directors may fix the time not more than 50 days before the date of any Shareholder meeting, date of any dividend payment, or date of any allotment of rights   during which time the books of the Corporation will be closed against stock transfers. In the alternative, the Directors may fix a date   not more than 50 days before the date of any Shareholder meeting, date of any dividend payment, or date of any allotment of rights   as a record date to determine the Shareholders entitled to receive notice of and to vote at any meeting or to receive any dividends or rights (as the case may be). Only Shareholders of record on those dates will be entitled to receive notice of and to vote at the meeting or to receive dividends or rights (as the case may be).

Section 5.05   Dividends

The Board of Directors may from time to time declare and direct the Corporation to pay dividends on its outstanding shares in the manner and upon the terms provided by law and by its Certificate of Incorporation.

Article Six
Corporate Seal

The Corporation will not have a corporate seal.

Article Seven
Bank Accounts and Loans

Section 7.01   Bank Accounts

The Board of Directors may from time to time authorize designated officers or agents of the Corporation to deposit any corporate funds in those banks or trust companies designated by the Board of Directors, or may delegate to those officers or agents the authority to designate banks or trust companies. The designated officers or agents may also withdraw any or all of the funds of the Corporation deposited in the bank or trust company upon checks, drafts, or other instruments or orders for the payment of money, drawn against the account or in the name or behalf of this Corporation and made or signed by those officers or agents. Each bank or trust company with which funds of the Corporation are deposited is authorized to accept, honor, cash, and pay   without limit as to amount   all checks, drafts, or other instruments or orders for the payment of money when drawn, made, or signed by officers or agents designated by the Board of Directors until the bank or trust company receives written notice revoking the authority of any officers or agents from the Board of Directors. The Board of Directors will certify from time to time to those banks or trust companies the signatures of the officers or agents of the Corporation authorized to draw against those accounts. If the Board of Directors fails to designate the persons by whom checks, drafts, and other instruments or orders for the payment of money will be signed, any checks, drafts, and other instruments or orders for the payment of money must be signed by the President or a Vice President and countersigned by the Secretary or Treasurer or an Assistant Secretary or an Assistant Treasurer of the Corporation.

Section 7.02   Loans

No loans may be contracted on behalf of the Corporation and no evidences of indebtedness may be issued in its name unless authorized by a resolution of the Board of Directors. The authority granted in the resolution may be general or confined to specific instances.

Section 7.03   Contracts

The Board of Directors may authorize any officer, agent, or agents of the Corporation to enter into any contract or to sign and deliver any instrument in the name of and on behalf of the Corporation. The authority granted by the Board of Directors may be general or confined to specific instances.

Article Eight
Reimbursements

If the Internal Revenue Service disallows in whole or in part any payments made to an officer or other employee of the Corporation such as salary, commission, interest or rent, or incurred entertainment expense as a deductible expense, the officer or employee must reimburse the Corporation for the amount to the full extent of its disallowance. The Board of Directors must enforce payment of each amount disallowed. Instead of payment by the officer or other employee, the Board of Directors may authorize proportionate amounts to be withheld from his or her future compensation until the amount owed to the Corporation has been recovered.

Article Nine
Miscellaneous Provisions

Section 9.01   Fiscal Year

The first fiscal year of the Corporation will be determined by the filing of the first federal income tax return of the Corporation. Each fiscal year following the first fiscal year must end on the same date unless changed by resolution of the Board of Directors.

Section 9.02   Validity of Copies

Any person may rely on a copy of these Bylaws or any resolution of the Board of Directors that the Secretary certifies to be a true copy to the same effect as if it were an original.

Section 9.03   Singular and Plural; Gender

Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender as appropriate within the context. The word *or* used in a list of more than two items may function as both a conjunction and a disjunction as the context requires or permits.

Section 9.04   Resignation or Removal

The phrase *resignation or removal* means the voluntary or involuntary removal of a Director or officer, as the case may be, due to death, disability, removal by vote of the Shareholders or Directors (as the case may be), resignation, or refusal to act.

Section 9.05   Headings of Articles, Sections, and Subsections

The headings of Articles, Sections, and Subsections used within these Bylaws are included solely for the convenience and reference of the reader. They have no significance in the interpretation or construction of this Agreement.

Section 9.06   Notices

Unless otherwise stated, whenever Bylaws call for notice, the notice must be in writing and must be personally delivered with proof of delivery, or mailed postage prepaid by regular US mail, to the last known address of the party requiring notice. If delivery is made by US mail, notice is effective on the date mailed; in all other cases, notice is effective when delivery is made.

Section 9.07   Waiver of Notice

Whenever any notice is required to be given under these Bylaws, the Certificate of Incorporation, or any law, a written waiver of the notice, signed by the person or persons entitled to receive notice, whether before or after the time stated therein, is equivalent to the giving of that notice.

Attending any meeting is a waiver of notice of the meeting except if the attendance is for the specific purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Article Ten
Amendments

The Board of Directors has the authority to amend, alter, or repeal these Bylaws, in whole or in part, and may from time to time make additional Bylaws. This action may be taken at any general or special meeting of the Board of Directors by a vote of the Directors. But if the action is to be taken at a special meeting, notice of the meeting must state that a purpose of the meeting will be to consider and act upon alterations, amendments, or repeal of the Bylaws.

Article Eleven
Indemnification

Section 11.01   Indemnifying Officers and Directors against Third-Party Lawsuits

The Corporation will indemnify a person who was or is a party or is threatened to be made a party to any threatened, pending, or completed legal action   civil, criminal, administrative, or investigative   because he or she is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise. This indemnity is against expenses   including attorney fees, judgments, fines, and settlement amounts   actually paid and reasonably incurred by him or her in connection with the legal action if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. This indemnity does not extend to an action by or in the right of the Corporation

VIRTUS LAW, PLLC, 7040 LAKELAND AVENUE, SUITE 100, MINNEAPOLIS, MINNESOTA 55428

The termination of any legal action by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent will not of itself create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action, that he or she had reasonable cause to believe that the conduct was unlawful.

Section 11.02   Indemnifying Officers and Directors against Derivative Lawsuits

The Corporation will indemnify a person who was, is, or is threatened to be made a party to any threatened, pending, or completed legal action by or in the right of the Corporation to procure a judgment in its favor because he or she is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The indemnity is against expenses including attorney fees and settlement amounts actually paid and reasonably incurred by him or her in connection with the defense or settlement of the legal action if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation. But no indemnification will be made in respect of any claim, issue, or matter as to which the person was adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court in which the legal action was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court determines proper.

Section 11.03   Discretionary Indemnification of Employees

The Board of Directors of the Corporation may extend, on a case-by-case basis, the indemnification provided in Section 11.01 and Section 11.02 of this Article to any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed legal action because he or she is or was an employee or agent of the Corporation other than a Director or officer of the Corporation. Despite the foregoing, the Corporation will be obligated to indemnify against expenses, including attorney fees, actually and reasonably incurred by an employee or agent as a result of a legal action (described in Section 11.01 and Section 11.02 of this Article) to the extent the employee or agent has successfully defended the legal action on the merits or otherwise.

Section 11.04   Determining Indemnitee's Compliance with Standard of Conduct

Any indemnification under Section 11.01, Section 11.02, and Section 11.03 of this Article, unless ordered by a court, will be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the foregoing Sections. The determination will be made by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the action, suit, or proceeding. If a quorum is not obtainable, or even if obtainable, if a quorum of disinterested Directors so directs, the determination will be made by independent legal counsel in a written opinion, or by the Shareholders.

Section 11.05   Advance Payment of Expenses

The Corporation may pay expenses incurred in defending a civil or criminal action against a Director, officer, employee, or agent in advance of the action's final disposition as authorized by the Board of Directors. In each specific case, the Corporation must have received an undertaking by or on behalf of the Director, officer, employee, or agent to repay the amount unless it is ultimately determined that he or she is entitled to be indemnified by the Corporation as authorized in this Article.

Section 11.06   Survival of Indemnification

The indemnification provided by this Article will continue as to a person who has ceased to be a Director, officer, employee, or agent and will inure to the benefit of the person's heirs, executors, and administrators. This indemnification is not exclusive of any other rights to which those seeking indemnification may be otherwise legally entitled.

Section 11.07   Insurance on Indemnitees

In order to satisfy its obligations under these Bylaws, the Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee, or agent of the Corporation and who is indemnified against liabilities under this Article.

Section 11.08   Definitions

For the purpose of this Article, references to *Corporation* include all constituent corporations absorbed in a consolidation or merger and this Corporation. Any person who is or was a Director, officer, employee, or agent of a constituent corporation or is or was serving at the request of a constituent corporation, partnership, joint venture, trust, or other enterprise in one of those capacities will stand in the same position under this Article with respect to this Corporation as if he or she had served this Corporation in the same capacity.

For purposes of this Article:

> *other enterprise* includes employee benefit plans;

> *fines* includes any excise taxes assessed on a person with respect to an employee benefit plan; and

> *serving at the request of the Corporation* includes any service as a Director, officer, employee, or agent of the Corporation that imposes duties on, or involves services by, the Director, officer, employee, or agent with respect to an employee benefit plan, its participants, or its beneficiaries.

A person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan will be considered to have acted in a manner *not opposed to the best interests of the Corporation* as referred to in this Article.

CORPORATION:

Springer Collections Inc.

By: _____

Timothy Murray, President